UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

BRISTOL ACQUISITION COMPANY INC.

(Offeror)

a wholly owned subsidiary of

COLLEGIUM PHARMACEUTICAL, INC.

(Parent of Offeror) (Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Joseph Ciaffoni

President and Chief Executive Officer Collegium Pharmaceutical, Inc.

100 Technology Center Drive, Suite 300

Stoughton, Massachusetts 02072

(781) 713-3699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jennifer L. Porter, Esq.	Shirley R. Kuhlmann, Esq.
Troutman Pepper Hamilton Sanders LLP	Executive Vice President and
3000 Two Logan Square	General Counsel
Eighteenth and Arch Streets	100 Technology Center Drive, Suite 300
Philadelphia, PA 19103	Stoughton, MA 02072
(215) 981-4000	(781) 713-3699

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 18, 2022 (as amended, the “Schedule TO”) and relates to the tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Collegium Pharmaceutical, Inc. (“Collegium”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), at an offer price of $5.60 per Share, in cash, subject to applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, Eastern time, at the end of March 18, 2022 (i.e., one minute following 11:59 p.m., Eastern time, on March 18, 2022). American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 74,780,700 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 72.44% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that notices of guaranteed delivery have been delivered with respect to 5,548,893 Shares that have not yet been tendered, representing approximately 5.37% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to effect the Merger without the affirmative vote of BDSI’s stockholders. Accordingly, Collegium and Purchaser expect to consummate the Merger on March 22, 2022 pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares held by the Company and its direct or indirect subsidiaries (including Shares held in treasury), (2) Shares held by Collegium, Purchaser or any of Collegium’s other direct or indirect wholly owned subsidiaries, (3) Shares validly tendered and irrevocably accepted for payment by Purchaser in the Offer and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive $5.60 in cash, without interest and subject to any required tax withholding.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Collegium and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of BDSI’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 18, 2022*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a) 1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary of Newspaper Advertisement, as published in The Wall Street Journal on February 18, 2022*

(a)(5)(A)	Joint Press Release issued by Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc. on February 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(a)(5)(B)	Investor Presentation of Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(b)	Debt Commitment Letter, dated February 14, 2022, by and between Collegium Pharmaceutical, Inc. and Pharmakon Advisors, L.P.*

(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company Inc., and BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(3)	Form of Tender and Support Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(4)	Confidentiality Agreement, dated as of December 29, 2021 by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(d)(5)	Exclusivity Agreement, dated as of February 4, 2022, by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table (incorporated by reference to Amendment No. 1 to Schedule TO filed on February 18, 2022).

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRISTOL ACQUISITION COMPANY INC.

By	/s/ Joseph Ciaffoni
Name: Joseph Ciaffoni
Title: President and Chief Executive Officer
Date: March 21, 2022

COLLEGIUM PHARMACEUTICAL, INC.

By	/s/ Shirley Kuhlmann
Name: Shirley Kuhlmann
Title: EVP, General Counsel and Secretary
Date: March 21, 2022